Exhibit 8.1

	Country	Ownership Interest
Entity Name
Golden Metal Resources, LLC	United States	100%
Guardian Exploration Ltd.	England and Wales	100%
Pilot Metals Inc.	United States	100%
Tempiute Inc.	United States	100%